Exhibit 99.3



                       Millar Western Forest Products Ltd.
                             Selected Financial Data

                  You should read the selected historical financial data set forth below in conjunction with our financial statements and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included as Exhibits 99.1 and 99.2 to this report on Form 6-K. The selected historical financial data for the years ended and as at December 31, 2001, 2002, 2003, 2004 and 2005 are derived from our audited financial statements.

                  We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 21 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.


                                                                         Year ended December 31,
                                                     -----------------------------------------------------------------
                                                       2001(1)        2002         2003          2004          2005
                                                     ----------    ----------   ----------    ----------    ----------
                                                                              (in thousands)
Statements of earnings data:
Canadian GAAP
Revenue(2)......................................     $  248,825    $  277,830   $  317,297    $  345,968    $  304,301
Cost of products sold...........................        161,863       177,354      197,072       212,451       204,700
Freight and other distribution costs (2)........         35,679        40,921       46,934        47,856        53,411
Countervailing and anti-dumping duties (2)......          2,268         2,944       11,811        13,657         9,735
Depreciation and amortization...................         16,184        16,731       16,601        15,119        17,664
General and administration......................         15,424        13,391       12,978        11,514        13,071
Severance costs.................................             --         2,298           --            --            --
Employees' profit sharing.......................             --            --          325         2,504            --
                                                     -----------   -----------  -----------   -----------   -----------
Operating earnings..............................         17,407        24,191       31,576        42,867         5,720
Financing expenses(3)...........................        (25,266)      (26,153)     (28,672)      (20,378)      (19,861)
Refinancing charges(4)..........................             --            --      (14,965)           --            --
Unrealized exchange gain (loss) on debt.........        (15,521)        2,208       47,768        15,751         7,448
Other (expense) income(5).......................         (4,415)          707        1,490            45        (4,346)
                                                     -----------   -----------  -----------   -----------   -----------

Earnings (loss) before income taxes.............        (27,795)          953       37,197        38,285       (11,039)
Income taxes (recovery).........................         (4,325)          445        1,635        10,032        (4,086)
                                                     -----------   -----------  -----------   -----------   -----------
Net earnings (loss).............................     $  (23,470)   $      508   $   35,562    $   28,253    $   (6,953)
                                                     ===========   ===========  ===========   ===========   ===========
U.S. GAAP
Operating earnings..............................     $   17,407    $   24,191   $   31,576    $   42,867   $    5,720
Net earnings (loss).............................     $  (28,038)   $    2,087   $   39,452    $   23,831   $   (6,953)

Other data:
Canadian GAAP Cash provided by (used in):
 Operating activities...........................     $   20,649    $   23,136   $   12,452    $   43,250   $  (20,015)
 Investing activities...........................     $  (22,699)   $   (3,071)  $  (14,843)   $  (19,592)  $  (17,285)
 Financing activities...........................     $       --    $     (932)  $   39,687    $       --   $  (15,000)

Average Exchange Rate (6).......................     $   0.6443    $   0.6368   $   0.7186    $   0.7701   $    0.8276



                                                                            As at December 31,
                                                     -----------------------------------------------------------------
                                                      2001 (1)      2002 (1)      2003 (1)       2004         2005
                                                     ----------    ----------   ----------    ----------    ----------
                                                                             (in thousands)
Balance sheets data:
Canadian GAAP
Cash............................................     $   15,872   $    35,005   $   72,301    $   95,959   $    43,659
Total assets....................................     $  316,678   $   321,640   $  345,697    $  358,958   $   327,705
Short-term debt.................................     $       --   $        --   $       --    $       --   $        --
Long-term debt, including current portion.......     $  254,800   $   252,592   $  244,511    $  228,760   $   221,312
Shareholder's equity............................     $    2,036   $     2,544   $   38,106    $   66,359   $    44,406
U.S. GAAP
Total assets....................................     $  317,257   $   321,352   $  350,122    $  358,958   $   327,705
Shareholder's equity............................     $      989   $     3,076   $   42,528    $   69,006   $    44,406



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(1)      Comparative statement of earnings and balance sheet data have been restated to reflect the change in accounting policy with respect to unrealized foreign exchange gains or losses on the translation of long-term debt as well as the accounting for asset retirement obligations and classification changes. See note 2 and 22 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(2) Freight and other distribution costs and countervailing and anti-dumping duties are separately presented as operating costs in the statement of earnings. Previously, these expenses were recorded as selling expenses that were deducted from gross revenue in accordance with industry practice. Accordingly, prior periods' presentation has been reclassified.

(3) Financing expense consists of interest expense, amortization of deferred financing costs and foreign exchange gains or losses on U.S. dollar cash and working capital. See note 13 to our audited consolidated financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(4) Refinancing charges relate to the repurchase and redemption of US$160 million aggregate principal amount of our 9 7/8% Senior Notes due 2008. See note 13 to our audited consolidated financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(5) Other (expense) income includes the provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership, the gain or loss on disposal of property, plant and equipment, the provision for severance costs related to the new sawmill project and unrealized gain or loss on contracts. See note 14 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(6) The average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.